Exhibit 99.2


Keith Peterson
Chairman, CEO
Phoenix Gold International, Inc.
9300 North Decatur Street
Portland, OR 97203


                                                                    May 14, 2003
                                            FOR CIRCULATION TO ALL BOARD MEMBERS


Dear Keith:

We are disappointed but not surprised to see the continued unwinding of Phoenix Gold. We note that "the Board of Directors continues to believe that the current trading price for our shares of common stock does not fairly reflect the value of our enterprise." Frankly, when most boards and management teams realize that their company is trading for less than it is worth, they take the clear path that we have been urging for the last three and a half years ---- TAKE THE COMPANY PRIVATE OR SELL IT TO A STRATEGIC BUYER WHO WOULD PAY A PREMIUM PRICE.

Each day the stock continues to trade at below $1.79, Phoenix Gold moves closer to delisting, and, judging from your forward-looking statements, it looks like the company will be adding more debt to the balance sheet. How can a company in this situation and with these prospects WANT to remain public? We have discussed with you ad nauseam our concern that it is inappropriate for Phoenix Gold to continue incurring the increasing costs associated with Sarbanes-Oxley and related reforms, which will be in full effect by year end. What exactly are the benefits to your outside shareholders or even yourselves of riding the company into increasing losses and denigrating its one bright spot, a decent balance sheet?

Do not wait until you become insolvent. There is no manufacturing/office building to sell this time. Your failure to act in the best interest of all shareholders is quickly becoming egregious.


Sincerely,


/s/ Nelson Obus
---------------
Nelson Obus